SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

Annual Information Update

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither Prudential, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and Prudential does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Prudential announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1.	Regulatory announcements

The following UK regulatory announcements have been made by Prudential via a Regulatory Information Service during the previous 12 months. Copies can be viewed at the London Stock Exchange website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm under code PRU and on Prudential’s website at http://www.prudential.co.uk/prudential-plc/media/rns/. Where information was published at the Securities and Exchange Commission and the New York Stock Exchange by virtue of Prudential’s American Depositary Shares or Capital Securities listed on the New York Stock Exchange, copies can also be viewed on the Securities and Exchange Commission’s website at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc, and on the New York Stock Exchange’s website at http://www.nyse.com/about/listed/listed.html by searching for Prudential plc in the Listed Company Directory.

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Annual Information Update	Announced to the LSE, SEC and NYSE	13/05/09	LSE website SEC website NYSE website Prudential website
First quarter 2009 IMS	Announced to the LSE, SEC and NYSE	14/05/09	LSE website SEC website NYSE website Prudential website
Result of AGM	Announced to the LSE, SEC and NYSE	14/05/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	15/05/09	LSE website SEC website NYSE website Prudential website
Scrip Dividend	Announced to the LSE, SEC and NYSE	19/05/09	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Doc re. 20-F	Announced to the LSE, SEC and NYSE	19/05/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	20/05/09	LSE website SEC website NYSE website Prudential website
Publication of Supplementary Prospectus	Announced to the LSE	20/05/09	LSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	26/05/09	LSE website SEC website NYSE website Prudential website
Publication of Final Terms	Announced to the LSE	29/05/09	LSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	01/06/09	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	01/06/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	03/06/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	10/06/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	12/06/09	LSE website SEC website NYSE website Prudential website
Prudential completes Taiwan transfer	Announced to the LSE, SEC and NYSE	19/06/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	30/06/09	LSE website SEC website NYSE website Prudential website
Rob Devey appointed Chief Executive, Prudential UK	Announced to the LSE, SEC and NYSE	02/07/09	LSE website SEC website NYSE website Prudential website
Disclosure of director’s details	Announced to the LSE, SEC and NYSE	08/07/09	LSE website SEC website NYSE website Prudential website
Publication of Final Terms	Announced to the LSE	09/07/09	LSE website Prudential website
FRN Variable Rate Fix	Announced to the LSE	17/07/09	LSE website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Directorate Changes	Announced to the LSE, SEC and NYSE	29/07/019	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	31/07/09	LSE website SEC website NYSE website Prudential website
Prudential plc Half Year 2009	Announced to the LSE, SEC and NYSE	13/08/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	19/08/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	19/08/09	LSE website SEC website NYSE website Prudential website
Scrip Dividend	Announced to the LSE, SEC and NYSE	26/08/09	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	01/09/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	01/09/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	02/09/09	LSE website SEC website NYSE website Prudential website
Scrip Dividend allotment take up	Announced to the LSE, SEC and NYSE	11/09/09	LSE website SEC website NYSE website Prudential website
Effective date of board change	Announced to the LSE, SEC and NYSE	16/09/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	18/09/09	LSE website SEC website NYSE website Prudential website
Disclosure of effective date of board change	Announced to the LSE, SEC and NYSE	22/09/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	24/09/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	28/09/09	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	30/09/09	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	01/10/09	LSE website SEC website NYSE website Prudential website
Disclosure of changes to Directors’ roles	Announced to the LSE, SEC and NYSE	01/10/09	LSE website SEC website NYSE website Prudential website
Doc re: US interim financial statements filing	Announced to the LSE, SEC and NYSE	01/10/09	LSE website SEC website NYSE website Prudential website
Effective date of board change	Announced to the LSE, SEC and NYSE	21/10/09	LSE website SEC website NYSE website Prudential website
Interim Management Statement	Announced to the LSE, SEC and NYSE	28/10/09	LSE website SEC website NYSE website Prudential website
Prudential plc welcomes Nic Nicandrou as CFO	Announced to the LSE, SEC and NYSE	28/10/09	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	02/11/09	LSE website SEC website NYSE website Prudential website
FRN Variable Rate Fix	Announced to the LSE	20/11/09	LSE website
Notification of Major Interests in shares	Announced to the LSE, SEC and NYSE	26/11/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	30/11/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	30/11/09	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	01/12/09	LSE website SEC website NYSE website Prudential website
Notification of major interest in shares	Announced to the LSE, SEC and NYSE	7/12/09	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Publication of prospectus	Announced to the LSE	09/12/09	LSE website Prudential website
Notification of major Interest in Shares	Announced to the LSE, SEC and NYSE	11/12/09	LSE website SEC website NYSE website Prudential website
Prudential plc appointment	Announced to the LSE, SEC and NYSE	16/12/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	16/12/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	23/12/09	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	31/12/09	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	04/01/10	LSE website SEC website NYSE website Prudential website
Director’s other directorships	Announced to the LSE, SEC and NYSE	05/01/10	LSE website SEC website NYSE website Prudential website
Bancassurance Partnership with UOB	Announced to the LSE, SEC and NYSE	06/01/10	LSE website SEC website NYSE website Prudential website
Notification of major interest in shares	Announced to the LSE, SEC and NYSE	18/01/10	LSE website SEC website NYSE website Prudential website
Notification of major interest in shares	Announced to the LSE, SEC and NYSE	20/01/10	LSE website SEC website NYSE website Prudential website
Notification of major interest in shares	Announced to the LSE, SEC and NYSE	25/01/10	LSE website SEC website NYSE website Prudential website
Prudential plc 2010 Corporate Calendar	Announced to the LSE, SEC and NYSE	25/01/10	LSE website SEC website NYSE website Prudential website
Medium Term Note Programme	Announced to the LSE	27/01/10	LSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	01/02/10	LSE website SEC website NYSE website Prudential website
Directorate change	Announced to the LSE, SEC and NYSE	09/02/10	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Potential combination of Prudential and AIA	Announced to the LSE	01/03/10	LSE website Prudential website
Prudential plc: Acquisition of AIA	Announced to the LSE, SEC and NYSE	01/03/10	LSE website SEC website NYSE website Prudential website
Prudential plc FY09 unaudited results	Announced to the LSE, SEC and NYSE	01/03/10	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	02/03/10	LSE website SEC website NYSE website Prudential website
Rights Issue Underwriting Syndicate	Announced to the LSE	04/03/10	LSE website Prudential website
Prudential to seek listing on HK Stock Exchange	Announced to the LSE	08/03/10	LSE website Prudential website
Doc re Annual Financial Report and AGM	Announced to the LSE, SEC and NYSE	09/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	09/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	10/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	11/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	15/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	16/03/10	LSE website SEC website NYSE website Prudential website
Block Listing	Announced to the LSE, SEC and NYSE	18/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	23/03/10	LSE website SEC website NYSE website Prudential website
Notification of major Interest in Shares	Announced to the LSE, SEC and NYSE	23/03/10	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Notification of major Interest in Shares	Announced to the LSE, SEC and NYSE	25/03/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	31/03/10	LSE website SEC website NYSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	01/04/10	LSE website SEC website NYSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE	06/04/10	LSE website SEC website NYSE website Prudential website
Annual Financial Report	Announced to the LSE, SEC and NYSE	07/04/10	LSE website SEC website NYSE website Prudential website
Notification of major Interest in Shares	Announced to the LSE, SEC and NYSE	12/04/10	LSE website SEC website NYSE website Prudential website
Prudential appoints Rob Devey to lead integration	Announced to the LSE, SEC and NYSE	14/04/10	LSE website SEC website NYSE website Prudential website
Scrip Dividend Reference Price	Announced to the LSE	14/04/10	LSE website SEC website NYSE website Prudential website
Transaction timetable update	Announced to the LSE	23/04/10	LSE website Prudential website
Replacement: Procedures for moving shares	Announced to the LSE	23/04/10	LSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE	04/05/10	LSE website SEC website NYSE website Prudential website
Transaction Timetable Update	Announced to the LSE	05/05/10	LSE website Prudential website
Transaction Timetable Update	Announced to the LSE	07/05/10	LSE website Prudential website
Notification of major Interest in Shares	Announced to the LSE, SEC and NYSE	10/05/10	LSE website SEC website NYSE website Prudential website

2.	Documents filed with the Registrar of Companies

The following documents have been filed by Prudential with the Registrar of Companies at Companies House during the past 12 months. Copies of these documents may be obtained from Companies House:

Companies House

Crown Way

Cardiff

CF14 3UZ

email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of filing	Document type	Description

20/05/2009	288c	Director’s particulars changed

20/05/2009	AA	Report and Accounts for the year ended 31/12/2007

29/05/2009	RES01	Resolutions passed at AGM on 15/05/08 and adopted Articles of Association

29/05/2009	RES09	Resolution for authority to purchase shares other than from capital

29/05/2009	RES11	Resolution – Disapplication of Pre-emption Rights

29/05/2009	RES10	Resolution – Authorised allotment of shares and debentures

02/07/2009	363a	Annual Return (bulk list available separately)

03/07/2009	88(2)	Return of allotment of shares

14/07/2009	88(2)	Return of allotment of shares

14/07/2009	288b	Secretary appointment terminated

31/07/2009	288a	Appointment of secretary

04/08/2009	88(2)	Return of allotment of shares

13/08/2009	288c	Director’s particulars changed

23/09/2010	288b	Director appointment terminated

06/10/2009	SH01	Return of allotment of shares and statement of capital

06/10/2009	SH01	Return of allotment of shares and statement of capital

07/10/2009	CH01	Director’s particulars changed

07/10/2009	CH01	Director’s particulars changed

07/10/2009	CH01	Director’s particulars changed

08/10/2009	CH01	Director’s particulars changed

08/10/2009	CH01	Director’s particulars changed

08/10/2009	CH01	Director’s particulars changed

08/10/2009	CH01	Director’s particulars changed

08/10/2009	CH01	Director’s particulars changed

08/10/2009	CH01	Director’s particulars changed

09/10/2009	TM01	Director appointment terminated

09/10/2009	TM01	Director appointment terminated

10/10/2009	RES01	Alteration of Memorandum and Articles

10/10/2009	CC04	Statement of Company’s Object’s

14/10/2009	SH01	Return of allotment of shares and statement of capital

17/10/2009	AD02	SAIL address created

17/10/2009	AD03	Register moved to SAIL location

18/10/2009	CH01	Director’s particulars changed

18/10/2009	CH01	Director’s particulars changed

21/10/2009	SH01	Return of allotment of shares and statement of capital

05/11/2009	SH01	Return of allotment of shares and statement of capital

17/11/2009	AP01	Director appointed

23/11/2009	AP01	Director appointed

26/11/2009	SH01	Return of allotment of shares and statement of capital

15/12/2009	SH01	Return of allotment of shares and statement of capital

15/12/2009	SH01	Return of allotment of shares and statement of capital

30/12/2009	SH01	Return of allotment of shares and statement of capital

30/12/2009	SH01	Return of allotment of shares and statement of capital

30/12/2009	SH01	Return of allotment of shares and statement of capital

04/01/2010	SH01	Return of allotment of shares and statement of capital

16/01/2010	SH01	Return of allotment of shares and statement of capital

18/01/2010	SH01	Return of allotment of shares and statement of capital

18/01/2010	SH01	Return of allotment of shares and statement of capital

18/01/2010	SH01	Return of allotment of shares and statement of capital

22/01/2010	SH01	Return of allotment of shares and statement of capital

22/01/2010	SH01	Return of allotment of shares and statement of capital

25/01/2010	SH01	Return of allotment of shares and statement of capital

08/02/2010	SH01	Return of allotment of shares and statement of capital

08/02/2010	SH01	Return of allotment of shares and statement of capital

10/02/2010	SH01	Return of allotment of shares and statement of capital

10/02/2010	SH01	Return of allotment of shares and statement of capital

12/02/2010	SH01	Return of allotment of shares and statement of capital

22/02/2010	SH01	Return of allotment of shares and statement of capital

09/03/2010	SH01	Return of allotment of shares and statement of capital

09/03/2010	SH01	Return of allotment of shares and statement of capital

09/03/2010	SH01	Return of allotment of shares and statement of capital

30/03/2010	SH01	Return of allotment of shares and statement of capital

07/04/2010	SH01	Return of allotment of shares and statement of capital

16/04/2010	SH01	Return of allotment of shares and statement of capital

28/04/2010	SH01	Return of allotment of shares and statement of capital

10/05/2010	SH01	Return of allotment of shares and statement of capital

3.	Documents filed with the Financial Services Authority

The following documents have been filed by Prudential with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.

Document	Date of publication
Resolutions passed at AGM held on 14 May 2009	14/05/09
Form 20-F 2008	18/05/09
Final Terms for Medium Term Note Programme	29/05/09
US GAAP Interim Report	30/09/09
Final Terms for Medium Term Note Programme	27/01/10
Annual Report 2009	07/04/10
Notice of Annual General Meeting 2010	07/04/10
UK Form of Proxy	07/04/10
ADR Form of Proxy	07/04/10
Irish Form of Proxy	07/04/10

4.	Documents published at the Securities and Exchange Commission

Prudential has published a number of the documents listed in 1 above, as set out below, at the Securities and Exchange Commission (“SEC”) in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depositary Shares and Capital Securities listed on the New York Stock Exchange (“NYSE”). In addition, Prudential has published the following documents with the SEC and/or NYSE. Full details of documents published at the SEC can be viewed at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc.

Filing date	Form	Description

18/05/09	20-F	US Annual Report 2008

20/05/09	6-K	Resolution passed at AGM held on 14 May 2009

27/07/09	UPLOAD	Review of Form 20-F 2008

31/07/09	13F-HR	Quarterly report

30/09/09	6-K	US GAAP Interim Report

06/08/09	CORRESP	Review of Form 20-F 2008

24/08/09	CORRESP	Review of Form 20-F 2008

16/10/09	UPLOAD	Review of Form 20-F 2008

29/10/09	13F-HR	Quarterly report

29/10/09	CORRESP	Review of Form 20-F 2008

13/11/09	CORRESP	Review of Form 20-F 2008

20/01/10	UPLOAD	Review of Form 20-F 2008

22/01/10	13F-HR	Quarterly report

07/04/10	6-K	Annual Report 2009

Filing date	Form	Description

07/04/10	6-K	Notice of Annual General Meeting 2010

07/04/10	6-K	UK, US and Irish Proxy Voting Forms

27/04/10	13F-HR	Quarterly report

27/04/10	6-K	Transaction timetable update

05/05/10	6-k	Transaction timetable update

07/05/10	6-K	Transaction timetable update

Copies of the Company’s Annual Report 2009, the Notice of Annual General Meeting 2010 and associated proxy voting forms were also sent to the New York Stock Exchange (NYSE) in accordance with the NYSE Listing Company Manual.

In addition, whenever shares are listed on the London Stock Exchange, a supplementary listing application is submitted to the NYSE for the equivalent number of American Depositary Shares representing the number of shares listed in the UK.

Copies of the Annual and Interim Reports 2009, the Annual General Meeting documentation and Form 20-F 2008 can be found on Prudential’s website, www.prudential.co.uk

The annual information update is available on Prudential’s website. Copies of all the documents listed above and copies of this annual information update are available on request from Prudential’s registered office at Laurence Pountney Hill, London, EC4R 0HH.

For further information please contact Sylvia Edwards, Assistant Group Secretary, Prudential plc, 12 Arthur Street, London EC4R 0HH.

12 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/S/ SYLVIA EDWARDS
Sylvia Edwards
Assistant Group Secretary